Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

September 3, 2015	NR 13 - 2015

Avrupa agrees to Colt’s acquisition of Alvalade from Antofagasta

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Colt to acquire Antofagasta’s 60% of Alvalade for US$ 7.1 million

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5,000 meters of drilling to begin in October at Sesmarias

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report that it has signed an agreement with Colt Resources Inc. (GTP:TSXV) (“Colt”) and Antofagasta Minerals SA, (“Antofagasta”), a wholly owned subsidiary of Antofagasta PLC, whereby Colt will purchase Antofagasta’s 60% interest in Avrupa’s Alvalade VMS property in the Iberian Pyrite Belt of southern Portugal.

Mr. Paul Kuhn, President and CEO of Avrupa, noted that “We are excited to have Colt as our new Partner on our Alvalade project.  They are well funded and familiar with the exploration potential in Portugal.  The Alvalade Project already hosts one new massive sulfide discovery at Sesmarias, and we are excited to be drilling there again to delineate a potential copper-zinc deposit.  We are planning, in collaboration with our new partner, up to 5,000 meters of drilling in the Sesmarias target area to be completed before the end of the year.”

Mr. Nikolas Perrault, President and CEO of Colt, commented, “By replacing Antofagasta in the option agreement with Avrupa Minerals, Colt is on a clear path to 80% ownership of the Alvalade concession.  We are extremely pleased with this latest acquisition which builds on Colt’s existing foundation in Portugal.  Synergies with existing operations can be expected. This acquisition gives the company access to a US$ 6,500,000 (approximated) geological information database and legacy drilling from previous exploration efforts in the concession area.”

The Alvalade VMS Project - Portugal

During Antofagasta’s earn-in to the Alvalade Project, they spent close to US$ 6.5 million on exploration, including five phases of drilling operated by Avrupa, totaling 44 holes and 17,633 meters.  The drilling was highly successful, encountering copper-zinc mineralization in a number of localities around the license, with the most important being the Sesmarias massive sulfide discovery, announced in an Avrupa news release on February 27, 2014.  To date, drilling has intercepted copper-zinc-lead mineralization at Sesmarias at numerous locations over a length of 1.8 kilometers, to a depth of 300 meters.  Sesmarias is located approximately 25 kilometers NW of the Aljustrel Mine, operated by a Portuguese mining company, and approximately 60 kilometers NW of

Lundin Mining’s Neves Corvo Mine. A summary of the previously announced results at Sesmarias is presented below:

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SES002 – 10.85 meters @ 1.81% Cu; 75.27 ppm Ag; 2.57% Pb; 4.38% Zn; 0.13% Sn

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SES006 – 1.5 meters @ 1.66% Cu; 54 ppm Ag; 2.30% Pb; 3.66% Zn; 0.091% Sn  -- mineralization cut off by faulting

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SES008 – 5.0 meters @ 0.64% Cu; 36.8 ppm Ag; 0.94% Pb; 1.54% Zn –   mineralization cut off by faulting

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SES009 – 2.3 meters of massive pyrite (not analyzed)

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SES010 – 57.85 meters @ 0.45 g/t Au; 25.1 g/t Ag; 0.32% Cu; 0.61% Pb; 1.95% Zn

Terms of the new Colt transaction:

Colt will pay Antofagasta a total of up to US$ 7.1 million in increments, some over specified time periods, and certain other payments based on completion of a resource estimate, a feasibility study, and then upon commercial production.  Colt has also granted a 1% NSR to Antofagasta on all production coming from the Alvalade Project.

With the assignment agreement, Colt is now the Optionee partner with Avrupa under the existing earn-in agreement which was last amended in December, 2014.  The agreement gives a clear, staged path for Colt to earn up to 80% of the Alvalade Project through a combination of exploration expenditures, completion of a feasibility study, and generation of a mine development decision by the end of the year 2023.

Colt Resources Inc. (www.coltresources.com) is a diversified Canadian mining exploration and development company.  It is currently focused on advanced stage exploration projects in Portugal, where it is one of the largest lease holders of mineral concessions.

Avrupa Minerals Ltd. (www.avrupaminerals.com) is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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